UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated November 3, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: November 3, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

DEJOUR ENTERPRISES LTD. TO PRESENT AT

TWO LEADING ENERGY CONFERENCES:

Rodman & Renshaw Annual Global Investment Conference in New York November 11, 2008

Houston Energy Financial Forum in Texas November 19, 2008

Denver, CO, November 3, 2008 – Dejour Enterprises LTD. (AMEX: DEJ) (TSX-V: DEJ) announced today that it will present at two major energy conferences in November.

Dejour was invited to present at the Rodman & Renshaw Annual Global Investment Conference’s Energy Track on November 11, 2008 at 11:35 AM EST.  The conference is being held at the New York Palace Hotel and runs November 10 – 12, 2008. Last year the conference had 350 companies participating and over 2500 institutional investors, analysts, VC’s, and industry executives.  To access a live webcast of the presentation, listeners should go to the following link:  http://www.wsw.com/webcast/rrshq14/dej.  The replay of the webcast will be available for 30 days at www.dejour.com.

Dejour will also present at the Houston Energy Financial Forum on November 19, 2008 at 5:10 PM central time.  The forum is being held at The Houstonian in Houston and runs November 18 – 20, 2008.  The Houston Energy Financial Forum, sponsored by The Oil and Gas Financial Journal will have over 90 presenters and is a unique opportunity for institutional analysts and investors to learn about value companies. The replay of the webcast will be available for 30 days at www.dejour.com.

Dejour’s Chairman and CEO Robert L. Hodgkinson said, "In 2008, our company has achieved several milestones for its shareholders that include the development of 630 Boe/d of oil and gas production in the Canadian Peace River Arch with expectations of higher production rates before year end. In the US Rocky Mountain projects, Dejour firmed up 128,000 net acres, assumed substantial operatorship with the addition of senior industry operations executives who are now executing their business plan.  With the complement of additional investment industry leaders joining our Board of Directors and recently graduating to the TSX senior exchange, Canada’s senior exchange, I believe Dejour is well positioned to take on these challenging market times and will be “the high growth oil and natural gas company”.  Our presentations will highlight details of our strategy for 2009”.

About Dejour

Dejour Enterprises Ltd., an active micro cap oil and natural gas explorer and producer, strategically assembles and develops North American energy properties. The company has 150,000 net acres of premium energy assets in two of North America’s most prolific areas. Flagship properties encompass 128,000 net acres in the U.S. Rocky Mountains and 22,000 net acres in Canada’s Peace River Arch.

Dejour’s energy portfolio also includes a significant interest in uranium discovery through carried interests and control holdings of Titan Uranium, Inc. (TSX-V: TUE).

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the American Stock Exchange (Amex: DEJ) and Toronto Venture Exchange (TSX-V: DEJ).

Statements Regarding Forward-Looking Information:  This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO DEJOUR ENTERPRISES LTD. Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Michael J. Porter, President Porter, LeVay & Rose, Inc. 7 Pennsylvania Plaza, Suite 810 New York, NY, 10001 Phone: 212.564.4700 Email: mike@plrinvest.com

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